UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

SEANERGY MARITIME HOLDINGS CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

Y 73760129
(CUSIP Number)
Alastair Macdonald
Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Tel: (441) 295-5913
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1
(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D		Page 2 of 8
CUSIP No.	Y 73760129

1.	Names of Reporting Persons
Jelco Delta Holding Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	167,135,033 (1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	167,135,033 (1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		167,135,033 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		90.2%

14.	Type of Reporting Person (See Instructions)

CO

(1)
Includes (i) 22,222,222 shares of Common Stock which Jelco Delta Holding Corp. may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, issued by the Issuer to Jelco Delta Holding Corp. and (ii) 65,361,111 shares of Common Stock which Jelco Delta Holding Corp. may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended on December 1, 2015, and as further amended on December 14, 2015, issued by the Issuer to Jelco Delta Holding Corp.  See Item 3 to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on April 13, 2015 and Item 3 to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 29, 2015.

Schedule 13D		Page 3 of 8
CUSIP No.	Y 73760129

1.	Names of Reporting Persons
	Comet Shipholding Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	4,267,173

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	4,267,173

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		4,267,173

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		4.4%

14.	Type of Reporting Person (See Instructions)

	CO

Schedule 13D		Page 4 of 8
CUSIP No.	Y 73760129

1.	Names of Reporting Persons
Claudia Restis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Italy

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	175,673,599 (1)(2)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	171,402,206 (2)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person			175,673,599 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		94.9%

14.	Type of Reporting Person (See Instructions)

IN

(1)
Includes 4,271,393 shares of Common Stock which Claudia Restis may be deemed to beneficially own by virtue of a proxy granted to Claudia Restis by Plaza Shipholding Corp., pursuant to which Claudia Restis may be deemed to share the power to vote such shares of Common Stock.  See Item 6 to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on April 13, 2015.

(2)
Includes (i) 22,222,222 shares of Common Stock which Jelco Delta Holding Corp. may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, issued by the Issuer to Jelco Delta Holding Corp. and (ii) 65,361,111 shares of Common Stock which Jelco Delta Holding Corp. may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended on December 1, 2015, and as further amended on December 14, 2015, issued by the Issuer to Jelco Delta Holding Corp.  See Item 3 to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on April 13, 2015 and Item 3 to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 29, 2015.

Schedule 13D		Page 5 of 8
CUSIP No.	Y 73760129

INTRODUCTION

This Amendment No. 3 to Schedule 13D amends the Schedule 13D filed on March 12, 2015, as amended on April 13, 2015, and as further amended on October 29, 2015, by the Reporting Persons (as defined in Item 2, below), relating to their beneficial ownership of the Common Stock (as defined in Item 1, below) of Seanergy Maritime Holdings Corp.

ITEM 1.                          Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share ("Common Stock") issued by Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at 16 Grigoriou Lambraki Street, 166 74 Glyfada, Athens, Greece.

ITEM 2.                          Identity and Background.

(a) – (c), (f) This statement is being filed by each of the persons identified below (collectively the "Reporting Persons"):

Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Principal Business
Jelco Delta Holding Corp.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Comet Shipholding Inc.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Claudia Restis (1)	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Italy	Business and Philanthropy
(1) Claudia Restis is the beneficial owner of 100% of the capital stock of each of the corporate Reporting Persons through a revocable trust (the "Trust") of which she is beneficiary.

(d) – (e)  None of the Reporting Persons has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Schedule 13D		Page 6 of 8
CUSIP No.	Y 73760129

ITEM 3.                          Source and Amount of Funds or Other Consideration.

On December 1, 2015, the Issuer amended the convertible promissory note to Jelco Delta Holding Corp. ("Jelco"), dated September 7, 2015, in a principal amount of $6,765,000 (the "Convertible Promissory Note", a copy of which is attached hereto as Exhibit B), to increase the maximum principal amount available to be drawn under the Convertible Promissory Note from $6,765,000 to $9,765,000 (the "Amended Convertible Promissory Note", a copy of which is attached hereto as Exhibit C and the terms of which are incorporated herein by reference). On December 14, 2015, the Issuer further amended the Convertible Promissory Note to increase the maximum principal amount available to be drawn under the Convertible Promissory Note from $9,765,000 to $11,765,000 (the "Second Amended Convertible Promissory Note", a copy of which is attached hereto as Exhibit D and the terms of which are incorporated herein by reference). Pursuant to the Second Amended Convertible Promissory Note, the outstanding principal amount of the Second Amended Convertible Promissory Note is convertible into shares of Common Stock at any time at Jelco's option at a conversion price of $0.18 per share.

Other than as described above, no material change from the Schedule 13D filed with the Commission on March 12, 2015, as amended on April 13, 2015, and as further amended on October 29, 2015.

ITEM 4.                          Purpose of Transaction.

No material change from the Schedule 13D filed with the Commission on March 12, 2015, as amended on April 13, 2015, and as further amended on October 29, 2015.

Except as set forth above and as previously disclosed in the original Schedule 13D filed with the Commission on March 12, 2015, no Reporting Person has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.                          Interest in Securities of the Issuer.

(a) – (b) Based on information provided by the Issuer, the Issuer had 97,612,971 shares of Common Stock outstanding as of the date hereof.  Based upon the foregoing, as of the date hereof, the Reporting Persons' beneficial ownership is as set forth below:

		Voting			Dispositive
Name	Percentage of Shares Beneficially Owned	Sole	Shared		Sole	Shared
Jelco Delta Holding Corp.	90.2%	0	167,135,033	(2)	0	167,135,033	(2)
Comet Shipholding Inc.	4.4%	0	4,267,173		0	4,267,173
Claudia Restis	94.9%	0	175,673,599	(1)(2)	0	171,402,206	(2)

(1)
Includes 4,271,393 shares of Common Stock which Claudia Restis may be deemed to beneficially own by virtue of a proxy granted to Claudia Restis by Plaza Shipholding Corp., pursuant to which Claudia Restis may be deemed to share the power to vote such shares of Common Stock.  See Item 6 to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on April 13, 2015.

(2)
Includes (i) 22,222,222 shares of Common Stock which Jelco Delta Holding Corp. may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, issued by the Issuer to Jelco Delta Holding Corp. and (ii) 65,361,111 shares of Common Stock which Jelco Delta Holding Corp. may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended on December 1, 2015, and as further amended on December 14, 2015, issued by the Issuer to Jelco Delta Holding Corp.  See Item 3 to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on April 13, 2015 and Item 3 to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 29, 2015.

(c) Except as set forth above, no other transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d) N/A

(e) N/A

Schedule 13D		Page 7 of 8
CUSIP No.	Y 73760129

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 3 hereto, no material change from the Schedule 13D filed with the Commission on March 12, 2015, as amended on April 13, 2015, and as further amended on October 29, 2015.

ITEM 7.                          Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement among Jelco Delta Holding Corp., Comet Shipholding Inc. and Claudia Restis.*
Exhibit B	Convertible Promissory Note, dated September 7, 2015.*
Exhibit C	Amendment to Convertible Promissory Note, dated December 1, 2015.
Exhibit D	Second Amendment to Convertible Promissory Note, dated December 14, 2015.

*	Previously filed

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2015

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

COMET SHIPHOLDING INC.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

/s/ Claudia Restis
Claudia Restis

Exhibit C
AMENDMENT TO
 REVOLVING CONVERTIBLE PROMISSORY NOTE
This AMENDMENT (this "Amendment") to the Revolving Convertible Promissory Note, dated as of September 7, 2015 (the "Note"), by and between Seanergy Maritime Holdings Corp. a corporation organized under the laws of the Republic of the Marshall Islands (the "Maker") and Jelco Delta Holding Corp., or its respective registered assigns (the "Holder"), is made on December 1, 2015.
Capitalized terms used but not defined herein shall have the meaning assigned in the Note.
WHEREAS, the parties wish to amend the Note as hereinafter set forth in order to increase the maximum principal amount available to be drawn under the Note from $6,765,000 to $9,765,000;
NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto hereby agree as follows:
(A)	Section 1.1 of the Note is deleted in its entirety and replaced with the following:
1.1            "Applicable Limit" means the maximum principal amount available for drawing hereunder at any relevant time and being on the date hereof nine million seven hundred sixty five thousand Dollars ($9,765,000) and being reduced by one million Dollars ($1,000,000) on the first, second, and third Reduction Date;
(B)	Section 1.6 of the Note is deleted in its entirety and replaced with the following:
1.6            "Note" means a revolving note in the principal amount of up nine million seven hundred sixty five thousand Dollars ($9,765,000) at any one time outstanding to be made available to the Maker by the Holder in multiple Revolving Advances as the same may be reduced in accordance with the terms and conditions of this Note or, if the context may so require, so much thereof as shall for the time being be outstanding hereunder; and
(C)	Each other reference in the Note to "$6,765,000" is deleted and replaced with "$9,765,000."
(D)	Confirmation of Agreement. Except as expressly set forth herein, the Note is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms, and each reference in the Note to "this Note" shall mean the Note as amended by this Amendment.

(E)	Counterparts; Effectiveness. This Amendment may be executed in any number of counterparts (including by facsimile) and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Amendment shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.
(I)	Governing Law. The laws of the State of New York shall govern the enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without regard to the principles of conflicts of laws thereof.

[Signature page follows]

THIS AMENDMENT has been entered into on the date stated above.
THE MAKER:

SEANERGY MARITIME HOL DINGS CORP.

By:	/s/ Stamatis Tsantanis
	Name:	Stamatis Tsantanis
	Title:	Chief Executive Officer

THE HOLDER:

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair B. Macdonald
	Name:	Alastair B. Macdonald
	Title:	Director

Exhibit D
SECOND AMENDMENT TO
 REVOLVING CONVERTIBLE PROMISSORY NOTE
This SECOND AMENDMENT (this "Second Amendment") to the Revolving Convertible Promissory Note dated as of September 7, 2015, as amended by an Amendment to the Note dated as of December 1, 2015 (together the "Note"), by and between Seanergy Maritime Holdings Corp. a corporation organized under the laws of the Republic of the Marshall Islands (the "Maker") and Jelco Delta Holding Corp., or its respective registered assigns (the "Holder"), is made on December 14, 2015.
Capitalized terms used but not defined herein shall have the meaning assigned in the Note.
WHEREAS, the parties wish to amend the Note as hereinafter set forth in order to increase the maximum principal amount available to be drawn under the Note from $9,765,000 to $11,765,000 and further increase the amount by which the Applicable Limit is being reduced from one million Dollars ($1,000,000) to two million Dollars ($2,000,000);
NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto hereby agree as follows:
(A)	Section 1.1 of the Note is deleted in its entirety and replaced with the following:
1.1            "Applicable Limit" means the maximum principal amount available for drawing hereunder at any relevant time and being on the date hereof eleven million seven hundred sixty five thousand Dollars ($11,765,000) and being reduced by two million Dollars ($2,000,000) on the first, second, and third Reduction Date;
(B)	Section 1.6 of the Note is deleted in its entirety and replaced with the following:
1.6            "Note" means a revolving note in the principal amount of up eleven million seven hundred sixty five thousand Dollars ($11,765,000) at any one time outstanding to be made available to the Maker by the Holder in multiple Revolving Advances as the same may be reduced in accordance with the terms and conditions of this Note or, if the context may so require, so much thereof as shall for the time being be outstanding hereunder; and
(C)	Each other reference in the Note to "$9,765,000" is deleted and replaced with "$11,765,000."
(D)	Confirmation of Agreement. Except as expressly set forth herein, the Note is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms, and each reference in the Note to "this Note" shall mean the Note as amended by this Second Amendment.

(E)	Counterparts Effectiveness. This Second Amendment may be executed in any number of counterparts (including by facsimile) and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Second Amendment shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.
(I)	Governing Law. The laws of the State of New York shall govern the enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without regard to the principles of conflicts of laws thereof.

[Signature page follows]

THIS SECOND AMENDMENT has been entered into on the date stated above.
THE MAKER:

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatis Tsantanis
	Name:	Stamatis Tsantanis
	Title:	Chief Executive Officer

THE HOLDER:

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair B. Macdonald
	Name:	Alastair B. Macdonald
	Title:	President